~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

November 14, 2005

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

In response to your letter dated August 17, 2005, we enclose the following:

1.

revised registration statement on Form SB-2, including updated financial statements for the period ended July 31, 2005;

2.

a copy of the revised geology report relating to the Gab claim; and

3.

laboratory results from rock samples analyzed as part of our phase one work program on the Gab claim.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President